                                 SECURITIES AND EXCHANGE COMMISSION
                                        Washington, DC 20549

                                              FORM 6-K

                            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                          RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                             ACT OF 1934

                                    FOR THE MONTH OF AUGUST 2002

                                   (Commission File No. 001-14489)

                            TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                       (Exact name of registrant as specified in its charter)

                             TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                            (Translation of registrant's name in English)

                     SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                                      -7° ANDAR, BRASILIA, D.F.
                                    FEDERATIVE REPUBLIC OF BRAZIL
                              (Address of Principal Executive Offices)

                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                     Form 20-F  X      Form 40-F
                                              -----              -----

                          (Indicate by check mark whether the registrant by
                          furnishing the information contained in this form
                          is also thereby furnishing the information to the
                           Commission pursuant to Rule 12g3-2(b) under the
                                  Securities Exchange Act of 1934.)

                                        Yes           No   X
                                           -----         -----

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                                                PRESENTATION OF RESULTS
                                                  SECOND QUARTER 2002

 RESULTS IN THE      Brasilia,  August 14, 2002 -Tele Centro Oeste  Celular  Participacoes  S.A.  ("TCO
 2ND QUARTER         Celular" or the "Company")-(NYSE:  TRO; IBOVESPA: TCOC3/TCOC4) today discloses its results  relative  to the  second  quarter  of 2002.  The  Company  obtained a NET
                     CONSOLIDATED  PROFIT OF R$ 89.3 MILLION IN THE PERIOD, A MARK WHICH IS 73.6% ABOVE
                     THE SECOND QUARTER OF 2001.  Earnings before  interest,  taxes,  depreciation  and amortization (EBITDA) WERE R$ 154.6 MILLION AND THE EBITDA MARGIN WAS 40.3%.

 HIGHLIGHTS          TCO  Celular  has been one of the most  efficient  wireless  telephone  carriers i
                     Brazil,   owing  to  strategic  decisions  applied  in  conjunction  with  optimum infrastructure,  supplier  deals,  strict cost control and  increased  quality and
                     quantity  of  client  relationship.   Part  of  this  strategy  started  with  the
                     acquisition of NBT, a Band B company  operating in the Brazilian  states of Amapa,
                     Amazonas,  Maranhao, Para and Roraima. ALTHOUGH NBT HAS BEEN IN OPERATION FOR LESS
                     THAN  THREE  YEARS,  it has  surpassed  all  expectations  and  presented  results significantly  above the average results  obtained by other Band B companies.  NBT
                     NOT ONLY IS THE FIRST AND ONLY BAND B CARRIER  TO HAVE  GENERATED  A NET PROFIT IN
                     THIS FIRST  QUARTER OF 2002 - R$ 4.5  MILLION - BUT IT ALSO  OVERCOME  THE MARK OF
                     500,000 SUBSCRIBERS.

 AWARDS              The results  accomplished  by TCO Celular have yielded it important  awards in the
                     Telecommunications  sector in Brazil.  Early in 2002,  TCO Celular was awarded the following prizes:

                     |X|   EXAME   magazine  -  "Melhores  e  Maiores"  -  THE  BEST   COMPANY  IN  THE
                           TELECOMMUNICATIONS  AREA, TOGETHER WITH ITS SUBSIDIARY COMPANY TCO CELULAR -
                           GOIAS;

                     |X|   TOP SOCIAL - "Natal Sem Fome" ("Hunger-free  Christmas") and "Your School at
                           2000 an Hour" ("Sua Escola a 2000 Por Hora");

                     |X|   INFO EXAME - 1st prize in B2B in the Telecom sector;

                     |X|   FORBES BRAZIL - TCO Celular - 1st prize in Telecommunications  and 6th among
                           Best 200 Brazilian companies in 2001 on the Platinum List;

                     |X|   ANUARIO TELECOM - "TELECOMMUNICATIONS COMPANY OF THE YEAR" and concomitantly the  "COMPANY  HIGHLIGHT  OF THE  YEAR"  in the  Wireless  Cellular  Service
                           Carriers segment.

-------------------------------------------------------------------------------------------------------

                                         OPERATING PERFORMANCE

 The Region          TCO CELULAR  OPERATES IN 11 BRAZILIAN  STATES AND IN THE FEDERAL  DISTRICT:  ACRE,
                     AMAZONAS,  AMAPA,  GOIAS,  MARANHAO,  MATO  GROSSO,  MATO  GROSSO  DO  SUL,  PARA,
                     RONDONIA,  RORAIMA AND  TOCANTINS.  RECENT  STATISTICS  DISCLOSED BY THE BRAZILIAN
                     INSTITUTE OF  GEOOGRAPHY  and  Statistics"  (Instituto  Brasileiro  de Geografia e
                     Estatistica  - IBGE) show that  Brazilian  companies  continue to migrate from the large  metropolitan  areas  comprised  between Rio and Sao Paulo, in the southeast region  of the  country.  The  trend is  towards  reducing  the  concentration  of companies  in one area of the country and  transferring  resources  to the regions where TCO Celular operates - the Central-West and the North.  Contrary to the both the Southeast and the  Northeast,  THE  COMPANIES IN THE  CENTRAL-WESTERN  AND THE
                     NORTHERN REGIONS OF BRAZIL OBTAINED PRODUCTION GROWTH RATES HIGHER OR EQUAL TO THE
                     NATIONAL AVERAGE BETWEEN 1985 AND 2000. Whereas the Central-West  concentrated the highest  industrial  growth  rates  in the  entire  country,  the  North  has been experiencing  a higher  concentration  of  industrial  activity  in the  states of
                     Amazonas and Para - respectively 1.3% and 0.6%.

 Client Base         TCO CELULAR  REACHED THE MARK OF 2,717,173  CLIENTS IN THE FIRST  QUARTER OF 2002.
                     OF THIS TOTAL, 27.5% WERE POST-PAID CLIENTS,  WHICH WAS DUE MAINLY TO MOTHERS' DAY
                     AND  VALENTINES'  DAY  CAMPAIGNS.   TCO  Celular's   client  base  has  maintained
                     continuous  growth  in both its  areas of  operation.  IN AREA 7, THE  CLIENT-BASE
                     GROWTH RATE IN THE SECOND QUARTER OF 2002,  RELATIVE TO THE FIRST QUARTER OF 2002,
                     WAS 6.5%,  WHEREAS AREA 8 PRESENTED A SPECTACULAR 10.9% GROWTH IN ITS CLIENT BASE.
                     WHEN COMPARED TO THE SAME PERIOD IN THE PREVIOUS YEAR,  CLIENT-BASE GROWTH IN AREA
                     7 AND AREA 8 WAS 28.3% AND 46.5%, RESPECTIVELY.

 HIGHLIGHT           According  to  information  provided by ANATEL (The  Brazilian  Telecommunications
                     Regulating Agency),  the number of cell-phone users grew from 29.5 million to 30.6 million,  in the second quarter of 2002. WITHIN THIS AMOUNT, TCO CELULAR INCREASED
                     ITS  TOTAL  PARTICIPATION  FROM  8.5% TO  8.8%,  IN THE  PERIOD.  Comparing  TCO's
                     consolidated increase to the Brazilian net increase clearly shows that TCO CELULAR
                     REPRESENTED 18.2% OF THE NET INCREASE IN THE COUNTRY'S CELL-PHONE USER BASE IN THE
                     PERIOD. THIS CONFIRMS THE COMPANY'S COMPARATIVE INCREASE IN CELL-PHONE PENETRATION
                     IN BRAZIL.

         CONSOLIDATED TCO CELULAR
         ----------------------------------------------------------------------------------------------
                                       2Q02          1Q02          VAR.         2Q01          VAR.
         ----------------------------------------------------------------------------------------------
           CLIENTS                  2,717,173     2,533,272        7.3%      2,070,030       31.3%
              Post-paid               748,260       700,417        6.8%        665,678       12.4%
              Pre-paid              1,952,201     1,816,127        7.5%      1,387,631       40.7%
              Rural                    16,712        16,728       -0.1%         16,721       -0.1%
           ARPU                         41.32         39.74        4.0%         43.63        -5.3%
              Post-paid                 89.10         82.83        7.6%         84.89         5.0%
              Pre-paid                  22.98         22.80        0.8%         23.67        -2.9%
           CHURN (%)                     4.60          4.23        0.4%          3.93         0.7%
         ----------------------------------------------------------------------------------------------

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 Market Share        In the second quarter of 2002, TCO Celular  maintained its leading market position in AREA 7, WITH AN ESTIMATED  75.8% MARKET  SHARE,  WELL ABOVE THE NATIONAL BAND A
                     AVERAGE,  WHICH WAS 66.9%.  IN AREA 8, TCO Celular  showed  intense  growth in the period,  and raised its  estimated  market  share to 35.5%,  ALSO ABOVE THE BAND B
                     AVERAGE, WHICH WAS 33.1%.

                Consolidated TCO Celular - Operating Data
                ---------------------------------------------------------------------------------------
                                                       2Q02      1Q02    VARIATION    2Q01    VARIATION
                ---------------------------------------------------------------------------------------
                 ESTIMATED POPULATION (MILLIONS)       30.7      30.7         0%      29.2        5.1%
                 Estimated Penetration - TCO (%)        8.9       8.3       0.6%       7.1        1.8%
                 MUNICIPALITIES SERVED                  386       371       4.0%       320       20.6%
                 Workforce                            2,799     2,890      -3.1%     3,043       -8.0%
                    Permanent employees               1,484     1,470       1.0%     1,468        1.1%
                    Interns and outsourced parties    1,315     1,420      -7.4%     1,575      -16.5%
                ---------------------------------------------------------------------------------------

 Network Structure   At  the  end  of  the  second  quarter  of  2002,   Area  7  presented  a  handset
                     digitalization  rate of 96.8%. NBT has operated with 100% digital technology since it was first  established.  TCO  Celular  currently  uses TDMA  technology  in its wireless telephoning services.

                 Consolidated TCO Celular - Network Structure
                 --------------------------------------------------------------------------------------
                                                                            2Q02            2Q01
                 --------------------------------------------------------------------------------------
                 Radio Base Stations (RBS's)                                 812             739
                 Commuting Switches (CS's)                                    25              22
                 --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

 Network Management  TCO CELULAR MANAGES ITS NETWORK BY MEANS OF ITS NETWORK  MANAGEMENT CENTER (CENTRO
 Center              DE GERENCIA DE REDES - CGR). The company chose the Netrac system,  manufactured by an Israeli company and used worldwide by major  telecommunications  carriers.  The
                     Network  Management  Center operates 24 hours a day, 7 days a week, and allows 65%
                     OF NETWORK  FAILURES TO BE FIXED  REMOTELY.  It  identifies  network  degradation,
                     preventing   possible  failure  and  therefore   assuring  the  high  quality  and
                     reliability  levels  registered for services rendered by means of the 25 Commuting
                     Switches  and over 812 Radio Base  Stations,  in addition  to all the  proprietary transmission routes.

 Operating           TCO Celular,  which originated from the former Telebras  System,  DOES NOT OWN ANY
 Autonomy            OF ITS  COMMUTING  SWITCHES  HARBORED  INSIDE THE  FACILITIES  OF FIXED  TELEPHONE
                     SERVICE CARRIERS IN BRAZIL.

 Call Center         TCO Celular places its stakes on client service excellency.  TCO's Call Center was conceived to centralize  customer  services  offered to all areas covered in order
                     to  reduce  cost  and  standardize  information,   while  optimizing  phone-based,
                     client-service  operations.  It  also  operates  as  a  business  unit,  providing
                     third-party  services.   The  Call  Center  offers  BackOffice  and  telemarketing
                     services to our partners,  distributors,  and service  providers.  TCO CELULAR WAS
                     THE FIRST  TELEPHONE  COMPANY  IN THE  COUNTRY  TO BE  GRANTED  THE ISO  9001:2000
                     CERTIFICATION  FOR CUSTOMER  SERVICE  DEVELOPMENT AND  MANAGEMENT,  according to a survey  conducted  with the Brazilian  Association  for Technical  Standardization
                     (ABNT).

 Sales               In its  effort  to meet the  needs  of  clients  and of the  general  public  with increasing  promptness,  agility and  competence, TCO CELULAR HAS OPENED 54 STORES
                     SINCE ITS  PRIVATIZATION.  This  enables  the Company to sell its  products  while offering user services in the entire region. TCO Celular's stores in Brasilia have recently been granted the ISO 9001:2000  CERTIFICATION  FOR SALES,  SERVICES,  AND
                     PERSON-TO-PERSON   CUSTOMER  SERVICE.   TCO  Celular's  sales  structure  includes
                     newsstands,  supermarkets,  and authorized dealer chains, as well as company-owned stores.  At the end of June 2002, TCO CELULAR HAD 38 COMPANY-OWNED  STORES,  1,309
                     accredited  handset  retailers,  and 15.9 thousand  direct and indirect phone card retailers IN AREA 7, while IN AREA 8 TCO CELULAR HAD 16  COMPANY-OWNED  STORES and
                     347 thousand direct and indirect phone card  retailers.  The workforce was reduced by 1.4% in all Area 7 carriers, a slight drop from

 Human Resources     THE WORKFORCE WAS REDUCED BY 1.4% IN ALL AREA 7 CARRIERS, A SLIGHT DROP FROM 2,376
                     in JUNE 2001 TO 2,343 IN JUNE 2002. Of this total, 52% are permanent employees and the remaining are interns and outsourced parties. The "Company employees per 1,000 accesses"  indicator was reduced to 0.55 in June 2002. THE WORKFORCE IN THE AREA 8
                     CARRIER,  WHICH  REGISTERED 667 PERSONS IN JUNE 2001, FELL TO 456 IN JUNE 2002. Of
                     this  total,  58% are  permanent  employees  and the  remaining  are  interns  and outsourced  parties.  The "Company  employees  per 1,000  accesses"  indicator was reduced in NBT to 0.53 in June 2002.

-------------------------------------------------------------------------------------------------------

     AREA 7 -Operating Data

     -------------------------------------------------------------------------------------------------
                                                 2Q02        1Q02    VARIATION    2Q01     VARIATION
     -------------------------------------------------------------------------------------------------
     CLIENTS                                   2,216,507  2,081,882    6.5%     1,728,202    28.3%
        Post-paid                               624,894    589,366     6.0%      551,304     13.3%
        Pre-paid                               1,574,901  1,475,788    6.7%     1,160,177    35.7%
        Rural                                   16,712      16,728    -0.1%      16,721     -0.1%
     ARPU                                        42.32      39.86      6.2%       50.97     -17.0%
     Churn (%)                                   4.45        4.01      0.44%       3.85       0.60%
     -------------------------------------------------------------------------------------------------
     ESTIMATED MARKET SHARE (%)                  75.8        76.4     -0.6%       78         -2.2%
     Estimated Population (Millions)             14.9        14.9      0.0%       14.3        4.2%
     ESTIMATED PENETRATION - TCO (%)             14.8        13.9      0.9%       12.0        2.8%
     Access Digitization (%)                     96.8        96.1      0.7%       93.6        3.2%
     MUNICIPALITIES SERVED                        295        285       3.5%        259       13.9%
     Workforce                                   2,343      2,414     -2.9%       2.76       -1.4%
        Permanent employees                      1,218      1,203      1.2%       1.08        0.8%
        Interns and outsourced parties           1,125      1,211     -7.1%       1.68       -3.7%
     -------------------------------------------------------------------------------------------------
     Radio Base Stations (RBS's)                  663        653       1.5%        618        7.3%
     Commuting Switches (CS's)                    14          14       0.0%        13         7.7%
     -------------------------------------------------------------------------------------------------

     AREA 8 -Operating Data

     -------------------------------------------------------------------------------------------------
                                                 2Q02       1Q02     VARIATION     2Q01     VARIATION
     -------------------------------------------------------------------------------------------------
     CLIENTS                                   500,666     451,390     10.9%     341,828     46.5%
        Post-paid                              123,366     111,051     11.1%     114,374      7.9%
        Pre-paid                               377,300     340,339     10.9%     227,454     65.9%
     ARPU                                       37.03       39.51     -6.3%       41.55     -10.9%
     Churn (%)                                   5.27       5.20       0.07%       4.31       0.96%
     -------------------------------------------------------------------------------------------------
     ESTIMATED MARKET SHARE (%)                  35.5       33.3       2.2%         29        6.5%
     Estimated Population (Million)              15.8       15.8       0.0%        14.8       6.8%
     ESTIMATED PENETRATION - TCO (%)             3.2         2.9       0.3%        2.3        0.9%
     Access Digitization (%)                     100         100       0.0%        100        0.0%
     MUNICIPALITIES SERVED                        91         86        5.8%         61       49.2%
     Workforce                                   456         476      -4.2%        667      -31.6%
        Permanent employees                      266         267      -0.4%        260        2.3%
        Interns and outsourced parties           190         209      -9.1%        407      -53.3%
     -------------------------------------------------------------------------------------------------
     Radio Base Stations (RBS's)                 149         146       2.1%        121       23.1%
     Commuting Switches (CS's)                    11         11        0.0%         9        22.2%
     -------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

                                         FINANCIAL PERFORMANCE

   Consolidated TCO Celular
                                                                                            R$ thousand
   -----------------------------------------------------------------------------------------------------
                                                      2Q02       1Q02    VARIATION   2QT01    VARIATION
   -----------------------------------------------------------------------------------------------------
   Net Operating Income from services                 323,182    294,539      9.7%   258,740      24.9%
   Net Operating Income from merchandise               60,661     33,118     83.2%    45,654      32.9%
   Cost of merchandise sold                            79,765     42,629     87.1%    69,026      15.6%
   -----------------------------------------------------------------------------------------------------

   EBITDA with merchandise                            154,587    148,444      4.1%   107,720     43.5%
   % EBITDA margin                                      40.3%      45.3%     -5.0%     35.4%      4.9%

   EBITDA without merchandise                         173,691    157,954     10.0%   131,092     32.5%
   % EBITDA margin                                      53.7%      53.6%      0.1%     50.7%      3.0%

   Depreciation and amortization                       37,972     37,522      1.2%    32,718     16.1%

   EBIT                                               116,615    110,922      5.1%    75,002     55.5%
   % EBIT margin                                        30.4%      33.9%     -3.5%     24.6%      5.8%
   -----------------------------------------------------------------------------------------------------

   Financial Income                                    55,551     44,521     24.8%    52,215      6.4%
   Financial Expenses                                  99,429     37,312    166.5%    68,380     45.4%
   -----------------------------------------------------------------------------------------------------

   Investments                                         36,769     41,088    -10.5%    47,327     22.3%
   -----------------------------------------------------------------------------------------------------

   NET PROFIT IN THE PERIOD                            89,334     71,888     24.3%    51,456     73.6%
   -----------------------------------------------------------------------------------------------------

 Net Profit          TCO  CELULAR'S  NET PROFIT  WENT UP BY 73.6%  COMPARED  TO THE SAME PERIOD OF LAST
                     YEAR, AND ITS CLIENT BASE ALSO INCREASED TO 31.3%.

 Operating Income    TCO CELULAR'S NET OPERATING  INCOME FROM SERVICES  REACHED R$ 323.2 MILLION in the
                     second  quarter of 2002,  which  represents  an increase  of 9.7%  compared to the first quarter of 2002 and 24.9% against the second quarter of 2001.

 Average Net         THE  CONSOLIDATED  ARPU  WAS R$ 41.32 IN THE  QUARTER,  of which R$ 89.10  were to
 Revenue per         Post-paid  and R$ 22.98 to Pre-paid.  AREA 8 ARPU WAS R$ 37.03,  WHILE AREA 7 ARPU
 SUBSCRIBER          WAS R$ 42.32.

-------------------------------------------------------------------------------------------------------

 Cost of             The net income  from the sales of  merchandise  was R$ 60.6  million in the second
 Acquisition         quarter of 2002, and the cost of merchandise sold was R$ 79.8 million. The cost of acquisition per client (SAC) in the quarter was R$133.

 EBITDA              EBITDA  REACHED  R$ 154.6  MILLION IN THE  QUARTER,  WHICH  DEMONSTRATES  THAT THE
                     COMPANY WAS MORE  EFFICIENT IN  GENERATING  CASH USING ITS OPERATING  ASSETS.  TCO
                     Celular discloses its EBITDA margin in consonance with the market,  which includes the  operations  with sales of  merchandise.  THE EBITDA MARGIN  OBTAINED WITH THE
                     SALES OF MERCHANDISE WAS 40.3% IN THE PERIOD.  For a possible  comparison,  EBITDA was R$ 173.7 when excluding operations with the sales of merchandise, WHICH RAISES
                     THE EBITDA MARGIN TO 53.7%.

 Depreciation        Accrued Expenses with  Depreciation and Amortization  totaled R$ 75.5 million,  of which R$ 38.0 million in the second quarter.  Depreciation is calculated using the linear method, considering the goods' useful life.

 PDD / Losses        Accrued  Provision  for  Doubtful  Debtors / Losses  was R$ 21.1  million.  In the second  quarter,  PDD / Losses reached R$ 10.7 million,  representing  3.0% of Net
                     Operating Income.

-------------------------------------------------------------------------------------------------------

 Financial Expenses  TCO Celular Financial  Expenses in the second quarter of 2002 were impacted by the distribution  of Interest on Own Capital in the amount of R$ 40 million,  relative to the period comprised between January 2002 and June 2002.

 Investments         In  2002  and UP TO THE  END OF THE  SECOND  QUARTER,  R$ 77.8  MILLION  HAD  BEEN
                     INVESTED IN PROPERTY,  PLANT,  AND EQUIPMENT,  mainly in projects for expansion of wireless  cellular  telephoning  network,  for  improvement of  telecommunications services and for the development of proprietary  transmission  routes. TCO Celular is totally  compliant with its Investment Plan and has anticipated its obligations as to serving localities, therefore generating surplus cash resources.

 Subsequent Events   (a)      As disclosed in a previous press release  published by TCO Celular and in a relevant fact published by Splice  Telecomunicacoes  e Eletronica  S.A.
                              ("Splice")  on July 03, 2002,  the Board of TCO Celular  approved on July
                              02, 2002, the  acquisition of up to R$ 470 million in private  debentures issued by Fixcel  S.A.,  a company  belonging  to the Splice  Group which holds capital stock shares of BID S.A. and  which  directly  controls TCO
                              Celular.
                     (b)      In  addition,  the Board of TCO  Celular  approved on August 13, 2002 the acquisition  of up to R$ 190  million  in  private  debentures  issued by
                              Fixcel S.A..
                     TCO Celular used funds available for the  acquisition of the debentures  issued by
                     Fixcel S.A. mentioned in items (a) and (b), above.
                     The debentures  mature in 360 (three hundred and sixty) days as of their issue and assure  profitability  levels in line with general  market  rates;  they also bear floating guarantee on the Fixcel S.A. assets and guarantee from Splice.

 Perspectives for    The wireless  telecommunications  market has been experiencing significant changes,
 2002                and TCO Celular has actively been analyzing these alterations.  The second quarter of 2002 was marked by the entry of the first SMP carrier in Brazil,  which in June
                     25, 2002  started  operations  in 16 Brazilian  states.  The prospect of increased competition  made TCO Celular begin  preparations  as early as in 2001,  therefore widening its range of products  and services  offered,  and  expanding  its client relationship  programs.  The  administration  of the  Company  believes  that  its telecommunications  network will need a technological complement in order to allow continuation  of its network  expansion,  as well as the  development  of existing client services,  and preparations for facing the demand for new cellular services such as data  transmission  at  normal  speed.  This is why TCO  Celular  has been conducting surveys on GSM technologies in the city of Goiania,  and on CDMA in the city of Brasilia. The Company's decision as to the choice of technology to be used in the future will  depend on a number of  factors,  among which the result of the market's  experiments  with the  services,  the  result of tests and the trends of technological adopted by the market.

-------------------------------------------------------------------------------------------------------

                                      **FINANCIAL SATEMENTS TO FOLLOW **

                                             FINANCIAL STATEMENTS

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                       June 30, 2002 and March 31, 2002
                                 Jointly with the Independent Auditors' Report

                                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                                            BALANCE SHEETS
                                                   June 30, 2002 and March 31, 2002
                                                   (In thousands of Brazilian Reais)

                                                      ----------------------------------------------------------
                                                               COMPANY                  CONSOLIDATED
                                                      ----------------------------------------------------------
                                                        06/30/2002    03/31/2002      06/30/2002    03/31/2002
                                                      ----------------------------------------------------------
 ASSETS
                                                      ----------------------------   ---------------------------
 CURRENT ASSETS                                            290.061       118.335       1.056.049     1.143.061
                                                      ----------------------------   ---------------------------
        Cash and cash equivalents                            1.051            70           8.583        11.008
        Short-term investments                              86.019             -         411.995       393.923
        Marketable securities                               23.373             5         231.969       385.839
        Accounts receivable from services                   57.190         2.847         191.472       171.726
        Inventories                                          5.822             -          29.246        26.574
        Deferred and recoverable taxes                      68.803        48.824         134.690       121.066
        Interest on own shareholders' equity                22.503        55.345               -             -
        Other assets                                        25.300        11.244          48.094        32.925
                                                      ----------------------------   ---------------------------
 NONCURRENT ASSETS                                          48.631        34.274          86.085        90.588
                                                      ----------------------------   ---------------------------
        Deferred and recoverable taxes                      13.060             -          47.904        52.407
        Other assets                                        35.571        34.274          38.181        38.181
                                                      ----------------------------   ---------------------------
 PERMANENT ASSETS                                        1.220.063     1.153.491         925.190       929.730
                                                      ----------------------------   ---------------------------
        Investments                                        966.119     1.150.867           9.240         9.601
        Property, plant and equipment                      253.944         2.624         881.777       884.792
        Deferred charges                                         -             -          34.173        35.337
                                                      ----------------------------   ---------------------------
                TOTAL ASSETS                             1.558.755     1.306.100       2.067.324     2.163.379
                                                      ----------------------------   ---------------------------

                                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                                            BALANCE SHEETS
                                                   June 30, 2002 and March 31, 2002
                                                   (In thousands of Brazilian Reais)

                                                     -----------------------------------------------------------
                                                               COMPANY                     CONSOLIDATED
                                                     -----------------------------------------------------------
                                                        06/30/2002     03/31/2002      06/30/2002    03/31/2002
                                                     -----------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY
                                                     -----------------------------------------------------------
   CURRENT LIABILITIES                                     266.499        158.835         549.393       677.989
                                                     -----------------------------------------------------------
      Personnel, social charges and benefits                 4.186          1.641           9.257         6.962
      payable
      Trade accounts payable                                18.998          1.792         111.289       125.534
      Indirect taxes                                        20.815            398          67.924        45.728
      Income taxes                                           5.828            158          12.980        15.873
      Income participation                                 125.084         82.848         133.023       101.867
      Loans and financing                                   84.984         62.144         191.306       327.107
      Other obligations                                      6.604          9.854          23.614        54.918
                                                     -----------------------------------------------------------
   NONCURRENT LIABILITIES                                  151.896         88.890         356.009       364.659
                                                     -----------------------------------------------------------
      Provision for contingencies                           78.433         73.220          81.123        78.025
      Trade accounts payable                                     -              -               -           548
      Indirect taxes                                             -              -               -         1.655
      Loans from related parties                             9.565             44               -             -
      Loans and financing                                   63.350         15.626         272.542       284.431
      Others obligations                                       548              -           2.344             -
                                                     -----------------------------------------------------------
   PARTICIPATION OF MINORITY SHAREHOLDERS                        -              -          21.688        62.356
                                                     -----------------------------------------------------------
   SHAREHOLDERS' EQUITY                                  1.140.234      1.058.249       1.140.234     1.058.249
                                                     -----------------------------------------------------------
      Capital                                              534.046        505.000         534.046       505.000
      Capital reserve                                      110.555         72.241         110.555        72.241
      Revenue reserve                                       42.229         40.567          42.229        40.567
      Treasury stock                                        (9.164)       (15.057)         (9.164)      (15.057)
      Retained earnings                                    462.568        455.498         462.568       455.498
                                                     -----------------------------------------------------------
   CAPITALIZABLE FUNDS                                         126            126               -           126
                                                     -----------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            1.558.755      1.306.100       2.067.324     2.163.379
                                                     -----------------------------------------------------------

                                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                                          STATEMENT OF INCOME
                                                Six months ended June 30, 2002 and 2001
                                                   (In thousands of Brazilian Reais)

                                                            ---------------------------------------------------------------
                                                                     COMPANY                      CONSOLIDATED
                                                            ---------------------------------------------------------------
                                                              06/30/2002      06/30/2001      06/30/2002       06/30/2001
                                                            ---------------------------------------------------------------

                                                            ---------------------------------------------------------------
 GROSS OPERATING REVENUE                                        253.627               -          896.853         731.360
                                                            ---------------------------------------------------------------
 Gross revenue deductions                                       (50.369)              -         (185.351)       (149.359)
                                                            ---------------------------------------------------------------
 NET OPERATING REVENUE                                          203.258               -          711.502         582.001
                                                            ---------------------------------------------------------------
 Cost of services rendered                                      (86.771)              -         (318.197)       (281.533)
                                                            ---------------------------------------------------------------
 GROSS INCOME                                                   116.487               -          393.305         300.468
                                                            ---------------------------------------------------------------

                                                            ---------------------------------------------------------------
 OPERATING INCOME (EXPENSES)                                     74.178         102.029         (165.764)       (155.528)
                                                            ---------------------------------------------------------------
 Service provision                                              (21.121)              -         (100.874)        (97.871)
 General and administrative expenses                            (33.412)        (13.871)         (62.778)        (54.068)
 Equity pickup                                                  116.998         103.951                -               -
 Other operating income (expenses), net                          11.713          11.949           (2.112)         (3.589)

                                                            ---------------------------------------------------------------
 OPERATING INCOME BEFORE FINANCIAL RESULT                       190.665         102.029          227.541         144.940
                                                            ---------------------------------------------------------------
 Financial result, net                                          (48.854)        (31.776)         (36.662)        (27.362)

                                                            ---------------------------------------------------------------
 OPERATING INCOME                                               141.811          70.253          190.879         117.578
                                                            ---------------------------------------------------------------

 Nonoperating income (expenses), net                             (3.331)             (2)         (11.037)         (9.682)

                                                            ---------------------------------------------------------------
 INCOME BEFORE TAXES AND PARTICIPATION                          138.480          70.251          179.842         107.896
                                                            ---------------------------------------------------------------

 Income and social contribution taxes                           (15.955)          1.424          (54.300)        (29.672)
 Employees' profit participation                                 (1.302)           (317)          (2.183)         (1.116)
 Participation of minority shareholders                               -               -           (2.977)         (8.004)

                                                            ---------------------------------------------------------------
 NET INCOME BEFORE REVERSAL OF INTEREST ON
 OWN SHAREHOLDERS' EQUITY                                       121.223          71.358          120.382          69.104
                                                            ---------------------------------------------------------------

 Reversal of interest on own shareholders' equity                40.000          15.000           40.841          17.254

                                                            ---------------------------------------------------------------
 NET INCOME                                                     161.223          86.358          161.223          86.358
                                                            ---------------------------------------------------------------

 OUTSTANDING SHARES ON THE BALANCE SHEET DATE (THOUSANDS)    377,948144     366.463.335
                                                            ---------------------------------------------------------------
 NET INCOME PER THOUSAND SHARES (R$)                            0,00043         0,00024
                                                            ---------------------------------------------------------------

                                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                                   CONSOLIDATED FINANCIAL STATEMENT
                                                   (In thousands of Brazilian Reais)

--------------------------------------------------------------------------------------------------------------------
CONSOLIDADO                                 2Q2002     2Q2001       1Q2002      1Q2001     ACC. 2002    ACC. 2001
--------------------------------------------------------------------------------------------------------------------
 GROSS OPERATING REVENUE                   455.178     384.821      441.674     346.539     896.853       731.360

 Deductions from gross revenue             (98.638)    (80.427)     (86.716)    (68.932)   (185.354)     (149.359)

 NET OPERATING REVENUE                     356.541     304.394      354.959     277.607     711.499       582.001
 Cost of services rendered and
 merchandise sold *                       (125.411)   (122.115)    (132.406)   (104.265)   (257.817)     (226.380)

 GROSS PROFIT                              231.130     182.279      222.553     173.342     453.683       355.621

                                                                                                              -

 OPERATING REVENUES / EXPENSES                                                                                -

 Services commercialized *                 (48.277)    (48.626)     (45.963)    (47.677)    (94.240)      (96.303)

 General and administrative expenses *     (26.296)    (22.151)     (28.006)    (24.772)    (54.302)      (46.923)

 Other net revenues / expenses *            (1.970)     (3.783)        (140)        194      (2.110)       (3.589)
 PROFIT BEFORE DEPRECIATION AND
 FINANCIAL REVENUES / EXPENSES - EBITDA    154.587     107.719      148.444     101.087     303.030       208.806

                                                                                                              -

 Depreciation                              (37.972)    (32.718)     (37.522)    (31.148)    (75.494)      (63.866)

                                                                                                              -
 PROFIT AFTER DEPRECIATION BEFORE
 FINANCIAL REVENUE AND EXPENSES - EBIT     116.615      75.001      110.922      69.939     227.537       144.940

                                                                                                              -

 Financial revenue / expenses              (43.878)    (16.165)       7.210     (11.197)    (36.668)      (27.362)

                                                                                                              -

 OPERATING PROFIT                           72.737      58.836      118.131      58.742     190.868       117.578

                                                                                                              -

 Non-operating revenue / expense            (5.168)     (4.378)      (5.871)     (5.304)    (11.039)       (9.682)

                                                                                                              -

 PROFIT BEFORE TAXES, MINOR                 67.569      54.458      112.260      53.438     179.830       107.896

                                                                                                              -

 Income tax and social contribution        (19.389)    (14.992)     (34.899)    (14.680)    (54.288)      (29.672)

 Employee participation                     (1.370)       (589)        (813)       (527)     (2.183)       (1.116)

 Participation of minority shareholders      1.822      (4.675)      (4.799)     (3.329)     (2.977)       (8.004)

                                                                                                              -
 PROFIT BEFORE REVERSAL OF INTEREST ON
 OWNED CAPITAL                              48.631      34.202       71.750      34.902     120.381        69.104

                                                                                                              -

 REVERSAL OF INTEREST ON OWNED CAPITAL      40.703      17.254          138         -        40.841        17.254

                                                                                                              -

 NET PROFIT IN THE PERIOD                   89.334      51.456       71.888      34.902     161.222        86.358
--------------------------------------------------------------------------------------------------------------------

 EBITDA MARGIN                              40,27%      35,39%       45,30%      36,41%      42,59%        35,88%
 EBIT MARGIN                                30,38%      24,64%       33,85%      25,19%      31,98%        24,90%
--------------------------------------------------------------------------------------------------------------------
* without depreciation.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

1.    OPERATIONS

      Tele Centro Oeste Celular  Participacoes S.A. is a publicly traded company directly  controlled by
      BID S.A. (company controlled by Splice Group),  which acquired 53.80% of voting capital and 18.53%
      of total capital.

      The Company controls the following companies: Telegoias Celular S.A., Telemat Celular S.A., Telems
      Celular S.A.,  Teleron Celular S.A. and Teleacre Celular S.A. The subsidiaries are responsible for providing cellular telephone services - Band A throughout Midwestern Brazil,  including the States of Rondonia and Acre,  according to the concession terms signed by the Federal  Government,  which expire on August 5, 2008 but can be extended for another 15 years.

      On May 24,  1999  Norte  Brasil  Telecom  S.A.  - NBT was  formed as a private  company,  with the objective of exploring cellular telephone services, as well as all necessary and useful activities for delivering  these services within area 8 - Band B comprising the States of Amazonas,  Roraima,
      Amapa, Para and Maranhao.  Norte Brasil Telecom S.A. started up its activities in 1999, serving 11 of the 97 cities  comprising the respective  operating area. The expenses incurred to December 31,
      1999 were considered as pre-operating expenses and amortized as from January 2000 when the company became operational and the respective expenses started being amortized.

      The business of Tele Centro Oeste Celular  Participacoes S.A.,  including the services provided by its  subsidiaries  and respective  charges are controlled by ANATEL  (National  Telecommunications
      Agency), the entity responsible for regulating telecommunications in Brazil in accordance with Law
      No. 9472 of July 16, 1997 and respective regulations.

      On November 21, 2000 TCO IP S.A. was formed as a private company,  with the objective of rendering telecommunications and Internet access services, developing solutions and others.

                              TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                            EXPLICATIVE NOTES
                                   For the period ended June 30, 2002
                                    (In thousands of Brazilian Reais)

1.    Operations - continued

      On April 26, 2002, in order to rationalize  the corporate  structure of the parent company and its subsidiaries, a corporate restructuring was carried out by means of the absorption of Telebrasilia
      Celular  S.A. by Tele Centro Oeste  Celular  Participacoes  S.A.,  taking  advantages  of existing administrative  and  commercial  synergies and  concentrating  the liquidity of listed  companies'
      shares on a single  company,  thereby  reducing  capital  cost.  The terms and  conditions of this restructuring  were negotiated by both company  managements in a Special General Meeting also held on April 26, 2002,  which approved that the  substitution  proportion were determined based on net assets appraised at market value and that only preferred shares were delivered,  even for ordinary shareholders.  We point out that such absorption was subject to the  authorization of the National
      Telecommunications  Agency - ANATEL,  and the restructuring was approved by Act No. 24991 of April
      23, 2002. The financial  statements used at the time Tele Centro Oeste Participacoes S.A. absorbed
      Telebrasilia  Celular S.A. were those as of December 31, 2001 pursuant to the Absorption  Protocol item III - "C" of January 15, 2002.

2.    PRESENTATION OF THE FINANCIAL STATEMENTS

      The financial  statements of the parent company and  consolidated  financial  statements have been prepared in conformity  with  accounting  practices  originating in Brazil's  Corporation  Law and accounting norms and procedures established by the CVM (Brazilian Securities Commission).

3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (COMPANY AND CONSOLIDATED)

      a. SHORT-TERM INVESTMENTS

         Comprise temporary high liquidity  investments falling due shorter than three months, stated at cost plus income earned through the balance sheet date.

      b. MARKETABLE SECURITIES

         Comprise investments to be held to the respective  maturity,  which should not exceed 12 months and are recorded at cost plus interest earned through the balance sheet date.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               EXPLICATIVE NOTES
                                      For the period ended June 30, 2002
                                       (In thousands of Brazilian Reais)

3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (COMPANY AND CONSOLIDATED)-- Continued

      c. CREDITS AND OBLIGATIONS

         Credits and obligations are stated at their  historical  value. The amounts subject to monetary updating, foreign exchange variation and interest are adjusted through the balance sheet date.

      d. ALLOWANCE FOR DOUBTFUL ACCOUNTS

         THIS PROVISION WAS SET UP TO COVER ACCOUNTS OF A DOUBTFUL COLLECTION. THE METHODOLOGY COMPRISES
         THE RECORDING OF A PROVISION TO COVER 100% OF ACCOUNTS OVERDUE MORE THAN 90 DAYS. ADDITIONALLY,
         FOR THE ACCOUNTS NOT YET BILLED,  NOT YET DUE AND OVERDUE  MORE THAN 90 DAYS,  THE  PERCENTAGES
         HISTORICALLY  OBTAINED FROM  WRITE-OFFS ARE APPLIED ON THE RESPECTIVE  GROSS REVENUES  COMPUTED
         WITHIN THE LAST 12 MONTHS.

      e. INVENTORIES

         Stated at the lower of average  acquisition cost or market value.  Inventories  mainly comprise cellular equipment to be sold to operators or accredited agencies.

      f. INVESTMENTS

         Comprise permanent shareholding of subsidiaries recorded according to the equity pickup method.
         The accounting  practices  adopted by  subsidiaries  are  consistent  with those adopted by the
         Company. The investments are stated at cost not exceeding market value.

      g. PROPERTY, PLANT AND EQUIPMENT

         Property,  plant and equipment are stated at acquisition and/or  construction cost,  monetarily updated to December 31, 1995, less accumulated depreciation.

         The  operation  right  (concession  area  8) of  cellular  services  - Band B  relating  to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized in accordance with concession terms.

         MATERIALS  RELATED  TO  THE  PLANT  EXPANSION  ARE  STATED  AT  AVERAGE  ACQUISITION COST.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               EXPLICATIVE NOTES
                                      For the period ended June 30, 2002
                                       (In thousands of Brazilian Reais)

3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (COMPANY AND CONSOLIDATED)-- Continued

      g. PROPERTY, PLANT AND EQUIPMENT--Continued

         The maintenance and repair expenses representing  improvements  (increase of installed capacity or useful life) are capitalized,  while the remaining expenses are charged to operating results following the accrual method.

         Depreciation  is  calculated by the  straight-line  method  considering  the useful life of the assets at rates shown in Note 8.

      h. DEFERRED CHARGES

         Income and  expenses  computed  during the  pre-operating  phase of  subsidiaries  Norte Brasil
         Telecom S.A. and TCO IP S.A. are charged to deferred charges and amortized by the straight-line method over a period of 10 years.

      i. INCOME AND SOCIAL CONTRIBUTION TAXES

         Income  and  social  contribution  taxes are  recorded  on the  accrual  basis,  calculated  in accordance  with the  current tax  legislation.  Deferred  taxes are  recorded  over  temporary differences,  calculated  based  on the  rates  applicable  at the  respective  realization  or liquidation.

      j. PROVISION FOR CONTINGENCIES

         The  provision for  contingencies  was recorded  based on an analysis of the Company's  lawyers regarding all legal actions in progress.

      k. INCOME AND EXPENSES

         Income and  expenses  are charged to the  operating  result for the year on the accrual  basis.
         Revenues  derived from sales of prepaid  recharging  cellular  telephone cards are deferred and charged to the operating result as the cards are used.

         Billings are computed monthly, and revenues not billed between the billings date and the end of the  respective  period are  estimated  and  recognized  in the month in which the  service was rendered.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               EXPLICATIVE NOTES
                                      For the period ended June 30, 2002
                                       (In thousands of Brazilian Reais)

3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (COMPANY AND CONSOLIDATED)-- Continued

      l. FINANCIAL RESULT, NET

         The  financial  result net is  represented  by interest  and  monetary  updating on  short-term investments and loans obtained and granted. In compliance with the current tax legislation, the interest  on  shareholders'  equity was  recorded  as  financial  expenses  and  considered  as appropriation of result for financial  statement  purposes,  according to Brazilian  Securities
         Commission (CVM) Resolution No. 207 of December 12, 1996.

      m. PENSION PLAN

         TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES SPONSOR A PRIVATE SOCIAL SECURITY
         PLAN, WHICH IS MANAGED BY SISTEL. ACCORDING TO THE CVM RESOLUTION NO. 371 OF DECEMBER 13, 2000,
         THE COMPANY CARRIED OUT STUDIES OF FUTURE BENEFITS TO EMPLOYEES.  HOWEVER, THE COMPANY OPTED TO
         RECORD THE ADJUSTMENT TO ACTUARIAL LIABILITIES DIRECTLY IN THE OPERATING RESULT FOR THE YEAR AS
         FROM  2002 AND FOR A PERIOD  OF FIVE  YEARS OR, IF  LOWER,  FOR THE  PERIOD OF THE  SERVICE  OR
         REMAINING LIFE OF THE EMPLOYEES.

      n. EMPLOYEES' PROFIT PARTICIPATION

         Tele Centro Oeste Celular  Participacoes  S.A. and subsidiaries  provide for employees'  profit participation  based  on  Article  5 of  Provisional  Measure  No.  980 of April  25,  1995 and
         subsequent publications.

         The  amount  provided  for is  equivalent  to a  monthly  salary  subject  to  approval  in the
         Shareholders Meeting.

      o. EARNINGS PER SHARE

         Earnings per share were  calculated  based on the number of  outstanding  shares at the balance sheet computation date.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               EXPLICATIVE NOTES
                                      For the period ended June 30, 2002
                                       (In thousands of Brazilian Reais)

4.    CONSOLIDATION OF THE FINANCIAL STATEMENTS

      The  consolidated  financial  statements  were prepared in  accordance  with  consolidation  basic principles  established by Brazil's  Corporation  Law and norms of the CVM  (Brazilian  Securities
      Commission).

      We present below the main consolidation procedures:

      a)    Elimination of assets and liability account balances between the consolidated companies;
      b)    Elimination of shareholding, reserves and retained earnings of the consolidated companies;
      c)    Elimination  of revenues  and  expenses  derived  from  business  between  the  consolidated companies;
      d)    Highlighting the minority interest amounts on the financial statements.

      The consolidated companies comprise the following:

                                                    TOTAL SHAREHOLDING (%)
                                             -----------------------------------
                                               6/30/2002           3/31/2002
                                             -----------------------------------
                                                     -                 88.25
       Telebrasilia Celular S.A.
       Telegoias Celular S.A.                       97.02              96.81
       Telemat Celular S.A.                         97.56              97.50
       Telems Celular S.A.                          98.45              98.40
       Teleron Celular S.A.                         97.21              97.13
       Teleacre Celular S.A.                        98.35              98.31
       Norte Brasil Telecom S.A. - NBT              98.33              31.67
       TCO IP S.A.                                  99.99              99.99

      As mentioned in Note 1, the subsidiary  Telebrasilia  Celular S.A. was merged by Tele Centro Oeste
      Participacoes S.A. on April 26, 2002.

                              TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                   For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

5.    MARKETABLE SECURITIES
                                                               CONSOLIDATED
                                              MATURITY    ---------------------
                               INTEREST         DATE      6/30/2002   3/31/2002
                        -------------------------------------------------------
      Commercial Paper- Prefixed annual rate  07/05/2002
      Splice do         of 24% to 25% with    and
      Brasil S.A.       Swap of 100% of       09/30/2002
                        Interbank
                        Deposit Certificate -
                        CDI plus 1.5% p.a.                 411,995      393,923
                                                         ----------------------
                                                           411,995      393,923
                                                         ======================

6.    ACCOUNTS RECEIVABLE                                      CONSOLIDATED
                                                         ----------------------
                                                          6/30/2002   3/31/2002
                                                         ----------------------
      Amounts invoiced                                      68,771       63,669
      Amounts to be invoiced                                53,944       53,252
      Network use rate                                      54,830       48,058
      Sales - prepaid                                       28,917       20,269
      Credit Cards                                          11,547       10,407
      Allowance for doubtful accounts                      (40,382)     (39,106)
      Others                                                13,845       15,177
                                                         ----------------------
                                                           191,472      171,726
                                                         ======================

7.    INVESTMENTS

                                            COMPANY            CONSOLIDATED
                                  ---------------------------------------------
                                   6/30/2002   3/31/2002   6/30/2002  3/31/2002
                                  ---------------------------------------------
      PARTICIPATION STATED BY
      THE EQUITY PICKUP METHOD     957.048     1,141,451          -           -
      Premium - Norte Brasil
        Telecom S.A.                 4,882         5,033      4,882       5,033
      Premium - Telegoias
        Celular S.A.                 4,138         4,377      4,138       4,377
      Other investments                 35             6         35           6
      TAX INCENTIVES                    16             -        185         185
                                  ---------------------------------------------
                                   966,119     1,150,867      9,240       9,601
                                  =============================================

      THE PREMIUMS OF R$ 4,882 AND R$ 4,138 AT JUE 30, 2002 REFER,  RESPECTIVELY,  TO THE ACQUISITION OF
      45% OF SHARES OF NORTE BRASIL TELECOM S.A. FROM INEPAR S.A. IN MAY 1999 AND THE ACQUISITION OF THE
      SHARES OF TELEGOIAS  CELULAR S.A. FROM THE MARKET IN 2001. THESE PREMIUMS ARE BEING AMORTIZED OVER
      5 AND 10 YEARS.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               EXPLICATIVE NOTES
                                      For the period ended June 30, 2002
                                       (In thousands of Brazilian Reais)

7.    INVESTMENTS

      The significant information on subsidiaries is as follows:

                                                                                                                         PARENT
                          TELEBRASILIA   TELEGOIAS   TELEMAT    TELEMS     TELERON    TELEACRE       NBT       TCO IP    COMPANY
                          ---------------------------------------------------------------------------------------------------------

Investment balance in        332,685      319,516    194,956    166,063    46,604      25,911      54,697      1,019    1,141,451
the 1st quarter
Equity pick-up 2nd           (20,300)      25,642     15,623     13,566     4,234       3,013      (2,722)      (401)      38,655
quarter
Purchase of shares in              -          305         10          6         1           1           -          -          323
the 2nd quarter
Gain (loss) from the               -          (65)         4          3         -           -           -          -          (59)
purchase of shares
Reduction of the merged      (25,436)           -          -          -         -           -           -          -      (25,436)
premium
Allocation of interest
on shareholders' equity            -      (13,865)    (3,971)    (6,626      (923)     (1,062)          -          -      (26,436)
- 2nd quarter
Increase (Reduction) of
investment due to the       (286,949)           -          -          -         -           -     115,147          -      (26,447)
merger
Others                             -          145        107         77        23          10           -          -     (171,803)
                          ---------------------------------------------------------------------------------------------------------
Investment balance in              -      331,678    206,729    173,089    49,939      27,873     167,122        618          362
the 2nd quarter           =========================================================================================================

Balance for share-
holders' equity in                 -      328,184    198,310    160,376    48,101      26,439     169,954        108      931,473
the 2nd quarter, with
no premium reserve
Percentage of
participation of the               -      97,0247    97,5633   98,4528   97,2103     98,3508     98,3333    99,9900      97,0247
parent company (%)
Investment in                      -      318,420    193,478   157,895    46,759      26,003     167,131        618      318,420
subsidiaries
Merged premium/Advance
for future capital                 -       13,258     13,251    15,193     3,180       1,870           -        510       47,263
increase (TCO-IP)
                          ---------------------------------------------------------------------------------------------------------
INVESTMENT BALANCE AT              -      331,678    206,729   173,088    49,939      27,873     167,122        619      957,048
JUNE 30, 2002
                          =========================================================================================================

8.    PROPERTY, PLANT AND EQUIPMENT

                                                                          CONSOLIDATED
                                                                 ------------------------------------------------------
                                                                                 6/30/2002                  3/31/2002
                                                                 ------------------------------------------------------
                                                      ANNUAL         COST
                                                   DEPRECIATION   MONETARILY   ACCUMULATED     NET BOOK     NET BOOK
                                                     RATE (%)      UPDATED     DEPRECIATION      VALUE        VALUE
                                                  ---------------------------------------------------------------------

      ASSETS AND SERVICE INSTALLATIONS
         Switching equipment                            10           231,984       (63,877)     168,107     172,372
         Transmission equipment                       14.29          650,847      (364,228)     286,619     306,660
         Infrastructure                                                                                           -
                                                        -              4,825              -       4,825       4,822
      Land
         Buildings                                      4             34,679       (11,970)      22,709      22,476
         Supporters and protectors                      5             46,183        (9,663)      36,520      36,572
         Energy equipment                               10            64,279       (37,940)      26,339      27,256
         Others                                         10             4,111        (1,606)       2.505       2,606
         Computer equipment                             20            31,802       (11,369)      20,433      21,672
         Vehicles                                       20             1,776        (1,281)         495         506
                                                     5 to 20          72,418       (24,183)      48,235      43,052
         Other assets
      Assets for future use
         Assets and construction in progress            -            199,304              -     199,304     175,343
         Construction material                          -             13,422              -      13,422      18,147
                                                       6.90           60,550        (8,286)      52,264      53,308
      Exploration right (concession)
                                                                 ------------------------------------------------------
                                                                   1,416,180      (534,403)     881,777     884,792
                                                                 ======================================================

9.    LOANS AND FINANCING

                                                                                             COMPANY            CONSOLIDATED
                                                                                      --------------------------------------------
                              INTEREST AND MONETARY UPDATING             DUE DATE     6/30/2002  3/31/2002  6/30/2002  3/31/2002
      ----------------------------------------------------------------------------------------------------------------------------

      LOCAL CURRENCY      T.J.L.P.  plus  annual  interest from          1/15/2008      18,513           -    226,764    192,796
       BNDES              3.5% to 4%.

       BNDES              UMBNDES  variation  plus a loan charge         1/15/2008           -           -          -     12,954
                          from  BNDES and annual
                          interest from 3.5% to 4%.

       OTHER LOANS        Industrial Products Column 20 - FGV           2002 to 2008                     -      1,723      1,645

      FOREIGN CURRENCY
       Finimp             Exchange  variation  based on the U.S.      From 4/18/2002    20,219       6,497     35,004    136,588
                          dollar,  plus  Libor  and  0.93%  p.a.       to 5/23/2002
                          over Libor, and 2.80% p.a.

       COMPROR            Exchange  variation  based on the U.S.      From 7/07/2003       486           -      4,154     19,354
                          dollar plus annual interest of 9.30%         to 29/11/2004

       PREPAYMENT         Exchange  variation  based on the U.S.         8/15/2002      38,916      49,987     63,941    138,045
                          dollar, Libor plus interest from 1.75%
                          to 1.90% p.a. and performance  premium
                          ranging from 1.20% to 1.30% p.a.

       EXPORT             Exchange  variation  based on the U.S.         12/14/2006     70,200      21,286    132,262    110,156
       DEVELOPMENT        dollar  plus   semiannual   Libor  and
       CORPORATION-EDC    annual  interest of 3.90%.  p.a. to 5%
                          p.a.
                                                                                      --------------------------------------------
                                                                                       148,334      77,770    463,848    611,538

       Current                                                                         (84,984)    (62,144)  (191,306)  (327,107)
                                                                                      --------------------------------------------
       Noncurrent                                                                       63,350      15,626    275,542    284,431
                                                                                      ============================================

      THE AMOUNTS FALLING DUE ON A LONG-TERM BASIS ARE AS FOLLOWS:

                                                  CONSOLIDATED
                                      -----------------------------------
                        DUE DATE             6/30/2002        3/31/2002
                    -----------------------------------------------------
                         2003                  47,521            83,335
                         2004                  90,548            79,330
                         2005                  90,548            79,330
                         2006                  22,883            22,161
                         2007                  16,706            16,108
                         2008                   4,336             4,167
                                     -----------------------------------
                                              272,542           284,431
                                     ===================================

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

9.    LOANS AND FINANCING--Continued

      On May 17, and July 11, 2001, TCO IP S.A. (a subsidiary)  obtained funds in the foreign market in amounts  corresponding to US$ 90 million and US$ 20 million,  respectively,  through an operation known as exports prepayment with purchase of performance. The charges on the operation were 1.75%
      and 1.90% p.a. over Libor, plus 1.20% and 1.30% p.a. as purchase of performance rate.

      GUARANTEES:

                         BANKS                                   GUARANTEES
      ------------------------------------------    ---------------------------------------------------
      BNDES - TCO Operators                         15% of receivables and CDB pledged in the amount of
                                                    the next installment due

      BNDES - NBT                                   100% of  receivables  and CDB pledged in the amount
                                                    of the next  installment  due during the first year
                                                    and CDB  pledged  in the amount  equivalent  to two
                                                    installments due in the remaining period

      EDC                                           Guarantee from TCO and other subsidiaries

      Other loans and financing                     Guarantee from TCO

      The contracts with BNDES and EDC include several restrictive clauses  denominated  covenants.  At
      June 30, 2002,  the Company does not have problems  relating to the compliance  with  contractual conditions.

      At June 30, 2002, the equivalent to 81% (91% at March 31, 2002) of loans and financing in foreign currency are hedged against foreign exchange variation through swap contracts.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

10.   PROVISION FOR CONTINGENCIES

      Based on the lawyers'  opinion,  the Company  recorded a provision for  contingencies  in amounts considered  necessary to cover possible losses derived from the outcome of ongoing processes,  as follows:

                                COMPANY                      CONSOLIDATED
                     -----------------------------------------------------------
                         6/30/2002     3/31/2002       6/30/2002       3/31/2002
                     -----------------------------------------------------------
      Tax                   12,199        9,861           14,707         14,378
      Labor                     54            -              236            288
      Others (a)            66,180       63,359           66,180         63,359
                     -----------------------------------------------------------
                            78,433       73,220           81,123         78,025
                     ===========================================================

      (A) BASICALLY CORRESPOND TO THE ORIGINAL LOANS FROM TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS,
      WHICH,  ACCORDING TO ATTACHMENT II OF THE SPIN-OFF  REPORT OF FEBRUARY 28, 1998,  APPROVED BY THE
      GENERAL  SHAREHOLDERS MEETING OF MAY 1998, SHOULD BE CHARGED TO THE RESPECTIVE HOLDING CONTROLLED
      BY TELEGOIAS CELULAR S.A. AND TELEBRASILIA CELULAR S.A.

      LOCAL MANAGEMENT,  BASED ON THE UNDERSTANDING THAT THE RESPECTIVE LOANS WERE WRONGLY ALLOCATED AT
      THE TIME OF THE SPIN-OFF,  SUSPENDED PAYMENTS  SUBSEQUENTLY TO THE CHANGES IN COMPANY'S CONTROLS.
      THESE LOANS ARE BEING INDEXED BY THE IGP-M (GENERAL MARKET PRICE INDEX) PLUS 6% ANNUAL INTEREST.

      In June 1999, Tele Centro Oeste Celular  Participacoes S.A. (parent company) filed a legal action claiming  that the assets  related to these  obligations  - loans and  financing  - belong to the
      Company, as well as the respective accessories, plus compensations for the installments paid.

      IN NOVEMBER  1999,  THE  COMPANY'S  MANAGEMENT  DECIDED TO TRANSFER TO THE ACTUAL  HOLDING - TELE
      CENTRO OESTE CELULAR  PARTICIPACOES  S.A. THE LIABILITY  DERIVED FROM THE LOAN  ORIGINALLY DUE TO
      TELECOMUNICACOES BRASILEIRAS S/A - TELEBRAS AND ABSORBED DURING THE SPIN-OFF PROCESS.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

11.   SHAREHOLDER' EQUITY

      a) CAPITAL

      The authorized capital at June 30, 2002 and March 31, 2002 corresponds to 700,000,000,000 shares.
      The subscribed and paid-in capital at June 30, 2002 and March 31, 2002 corresponds to R$ 505,000, represented  by  366,463,335,000  shares  with no par value,  held as follows  (in  thousands  of shares):

                                                            6/30/2002        3/31/2002
                                                          --------------------------------
         Common shares                                      126,433,338      126,433,338
         PREFERRED SHARES                                   252,766,698      240,029,997
                                                          --------------------------------
                                                            379,200,036      366,463,335
                                                          ================================
         BOOK VALUE PER LOT OF THOUSAND SHARE (IN R$)          3,006946         2,887735

      The  preferred  shares of Tele Centro Oeste  Celular  Participacoes  S.A. are  nonvoting and have priority of reimbursement and payment of noncumulative minimum dividends.

      b) SPECIAL PREMIUM RESERVE

      This reserve was  constituted  as a result of the  Company's  partial  spin-off and refers to the premium paid for the  acquisition of BID S.A.  (subsequently  recorded at Coverage  Participacoes
      S.A., a company  merged by Tele Centro Oeste  Celular  Participacoes  S.A.).  This  operation was recorded in a specific  permanent  assets account against the capital reserve account recorded in shareholders'  equity.  This reserve is reduced by the  provision for  maintaining  shareholders'
      equity completeness.

      c) TREASURY STOCK

      On March 27, 2002, the Administration  Council of Tele Centro Oeste Celular  Participacoes  S.A.,
      supporting  the  resolutions  of June 22,  2001,  September  25,  2001  and  December  26,  2001,
      respectively, approved the acquisition of shares at market value up to a number of 25,350,000,000 shares  issued  by the  Company,  from  which  3,450,000,000  correspond  to  common  shares  and
      21,900,000,000  correspond to preferred shares,  representing up to 10% of the outstanding common shares and up to 10% of the  outstanding  preferred  shares,  for  cancellation  or permanence in treasury and subsequent disposal, without reduction of capital.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

11.   SHAREHOLDER' EQUITY--Continued

      c) TREASURY STOCK

      The balance of common  shares  corresponds  1,251,892,000  shares at June 30, 2002  (1,157,783 at march 31,  2002).  With the merger of  Telebrasilia  Celular  S.A. by Tele Centro  Oeste  Celular
      Participacoes S.A., all preferred shares in treasury were cancelled.

      ORDINARY SHARES AMOUNT TO 1,251,892 THOUSAND AT JUNE 30, 2002 (1,157,783 AT MARCH 31, 2002).

      Market value of treasury  stock at the end of the quarter was R$ 8.90 per thousand  common shares
      (R$ 7.90 at March 31, 2002), according to the quote on June 28, 2002 for common shares, which are the last purchase dates.

      COMMON SHARES PURCHASE AMOUNT RANGES FROM R$ 4.20 AND R$ 8.69.

12.     NET OPERATING RESULT

                                                         CONSOLIDATED
                                             -----------------------------------
                                                 6/30/2002         6/30/2001
                                             -----------------------------------
                                                   52,638            67,421
      Subscription
      Use
         National                                 289,634           226,087
         Displacement/additional per calls         20,718            18,764
         and others
      Use of network                              305,585           250,038
      Additional services                           6,215             3,275
      Resale of cellular equipment                117,987           103,091
      Resale of cards                             103,346            62,573
      Internet services                               604                 -
      Others                                          126               111
                                             -----------------------------------
      Gross operating income                      896,853           731,360
      Taxes on gross income                      (185,351)         (149,359)
                                            ------------------------------------
      Net operating income                        711,502           582,001
                                            ====================================

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

13.   RELATED PARTY TRANSACTIONS

                                                               6/30/2002
                                                      --------------------------
                                                       COMPANY      CONSOLIDATED
                                                      --------------------------
      ASSETS
      Cash and cash equivalents                                9              9
      Short-term investments                              10,096         18,575
      Marketable securities                               86,019        411,995
      Accounts receivable                                  2,550              -
      Loans to related parties                            22,503

      LIABILITIES
      Suppliers                                              258          3,060
      Interest on shareholders' equity                    12,336         12,336
      Dividends                                            7,505          7,505
      Intercompany                                         9,565              -

      TRANSACTIONS
      Cost of telecom services - mobile network               71              -
      use tariff (TUM)
      Financial expenses                                   9,490         19,041
      General and administrative expenses                      -          4,166
      Acquisition of telephone cards                         435          2,376
      Acquisition of property, plant and equipment           348          3,071
      Telecom services - TUM                                  91              -
      Other income                                        14,337              -
      Financial income                                    42,881         58,498

      The Company and its  subsidiaries  raise  funds in the  foreign  market and pass them  through to related parties by means of Debt Assumption Operations in order to reduce the total raising cost.
      In these  operations,  the  contracted  loans and  financings  are passed  through to the related parties at the same contracted operating rates, plus premium.

      According to the contract entered into by and among Splice do Brasil S.A. and the subsidiaries of
      Tele Centro Oeste Celular  Participacoes S.A., Telems Celular S.A., Telemat Celular S.A., Teleron
      Celular S.A.,  Telegoias  Celular S.A and Teleacre Celular S.A., a technical  assistance shall be provided to Splice do Brasil S.A.,  corresponding to 1% of net operating revenues. For the period ended  June 30,  2002,  R$ 2,279  (1,887  at March 31,  2002) was  appropriated  to  general  and administrative expenses.

      All the related party  transactions were carried out in accordance with the Company's articles of incorporation and at normal market conditions.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

14.   FINANCIAL INSTRUMENTS

      Pursuant to Normative Instruction of CVM No. 235/95, Tele Centro Oeste Celular Participacoes S.A.
      and  subsidiaries  performed  an  evaluation  of book value of their  assets and  liabilities  in relation to market value based on available information and appropriate evaluation methodologies.
      However,  the  interpretation  of market  information,  as well as of the selection of evaluation methods,  require considerable judgment and reasonable estimates in order to conclude on the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts  that could be  realized in the current  market.  The  application  of  different  market hypothesis and/or estimate could have a material effect on the estimated realization values.

      The Company's  investments are recorded by the equity pickup method.  These investments  comprise subsidiaries of strategic interest to the Company. Therefore, market value considerations are not applicable.  The  accounts  receivable  and  accounts  payable  recorded  in  current  assets and liabilities approximate market value due to their short-term maturity.

      The main market risk factors affecting the Company's business comprise the following:

      a) EXCHANGE RATE RISK

      This risk  relates to the  possibility  of the Company  computing  losses  derived  from  foreign exchange rate fluctuations, increasing the debt balance of foreign currency loans obtained in the market and the  financial  expenses  balance.  In order to reduce this type of risk,  the Company enters into hedge contracts (swaps of CDI) with financial institutions.

      At June 30, 2002, part of the Company's  financial debts were  denominated in U.S. dollar and 81%
      (91 % at March 31, 2002) of the foreign currency debts were covered by hedge  operations  carried out for purposes of partially  covering the future maturity of debts in U.S. dollars,  indexed by fixed or variable  interest rates.  The gains or losses from these operations are recorded in the statement of income.

      The Company's net exposure to the foreign  exchange rate risk, at book and market value,  at June
      30, 2002 corresponds to the following:

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

14.   FINANCIAL INSTRUMENTS --Continued

                                         JUNE 30, 2002                  MARCH 31, 2002
                                   -------------------------    --------------------------
                                      Book        Market              Book        Market
                                      VALUE       VALUE               VALUE       VALUE
                                   ------------------------------------------------------
      Loans in U.S. dollars          235,361      237,161            404,143      409,591
      Hedge                          189,897      181,719            364,847      365,773
                                   -------------------------    --------------------------
      Net exposure                    45,464       55,442             39,296       43,818
                                   =========================    ======++++================

      The valuation method used for calculating the market value of loans, financing and swap contracts was based on discounted cash flow,  considering the expectations of liquidation or realization of liabilities and assets at market rates in effect at the balance sheet date.

      b) INTEREST RATES RISK

      The risk relates to the possibility of the Company  computing losses resulting from interest rate fluctuations,  increasing  the debt  balances of loans  obtained in the market and the  financial expenses.  The Company has not entered  into hedge  contracts  against  this risk.  However,  the
      Company constantly monitors the market interest rates in order to assess the need for contracting derivatives and to hedge against the risk of interest rates volatility.

      At June 30, 2002, the Company presents the amount of R$ 228,487 (R$ 207,935 at March 31, 2002) in loans and financing in local currency obtained at various fluctuating rates (as explained in Note
      9), as well as short-term  investments in the amount of R$ 231,969 (R$ 385,389 at March 31, 2002)
      and  investments  in marketable  securities of R$ 411,995 (R$ 393,923 at March 31, 2002) based on the CDI variation.

      At June 30,  2002,  the Company  presents R$ 132,262 (R$ 110,156 at March 31,  2002) in loans and financing in foreign  currency at variable  interest  rates (Libor  renegotiated  on a semiannual basis) and hedge  contracts for these  operations  amounting to R$ 87,285 (R$ 75,254 at March 31,
      2002) at fixed interest rates plus the exchange variation.

      Another risk to which Tele Centro Oeste Celular  Participacoes  S.A. and subsidiaries are exposed is the non-connection  between the monetary updating indexes on their debts and those on accounts receivable.  The  telephone  charge  readjustments  do not  necessarily  correspond  to the local interest rates rise affecting the Company's debts.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

14.   FINANCIAL INSTRUMENTS --Continued

      c) OPERATING CREDIT RISK

      The risk relates to the possibility of the Company  computing losses derived from difficulties in collecting  the  amounts  billed to  customers,  represented  by cellular  equipment  dealers and distributors  of prepaid  telephone  cards.  In order to reduce  this type of risk,  the  Company performs credit analyses supporting the risk management over collection problems and monitors the accounts receivable from subscribers,  locking the calling capacity in case customers fail to pay their debts.  With respect to shops and  distributors,  the Company  maintains  individual credit limits based on the analysis of sales potential, risk history and collection problem risks.

      CREDIT RISK LINKED TO RENDERING OF SERVICES

      The  credit  risk in  relation  to  accounts  receivable  from  cellular  telephone  services  is diversified.

      CREDIT RISK LINKED TO THE SALE OF EQUIPMENT

      The Company's policy for selling  equipment and distributing  prepaid  telephone cards is closely related to the credit risk levels accepted during the normal course of business. The selection of partners,  the diversification of receivables  portfolio,  the monitoring of loan terms, position and request limits  established for dealers,  obtaining  guarantees are procedures adopted by the
      Company in order to minimize possible collection problems with its trading partners.

      d) FINANCIAL CREDIT RISK

      The risk relates to the possibility of the Company  computing losses derived from difficulties in the  realization of short-term  investments  and hedge  contracts.  The Company and  subsidiaries minimize the risks  associated  with these  financial  instruments  by investing with good rating financial institutions.

                             TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           EXPLICATIVE NOTES
                                  For the period ended June 30, 2002
                                   (In thousands of Brazilian Reais)

15.   SUBSEQUENT EVENT

      (a)   As  disclosed  in  a  previous  press  release  published  by  Tele  Centro  Oeste  Celular
            Participacoes S.A. and in a relevant fact published by Splice Telecomunicacoes e Eletronica
            S.A. ("Splice") on July 03, 2002, the Board of Tele Centro Oeste Celular Participacoes S.A.
            approved on July 02, 2002, the  acquisition  of up to R$ 470 million in private  debentures issued by Fixcel S.A., a company  belonging to the Splice Group which holds  capital  stock shares of BID S.A., direct controller of Tele Centro Oeste Celular Participacoes S.A..

      (b)   In addition,  the Board of Tele Centro Oeste Celular Participacoes Celular S.A. approved on
            August 13, 2002 the  acquisition  of up to R$ 190 million in private  debentures  issued by
            Fixcel S.A..

Tele Centro Oeste Celular  Participacoes S.A used funds available for the acquisition of the debentures issued by Fixcel S.A. mentioned in items (a) and (b), above.

The debentures mature in 360 (three hundred and sixty) days as of their issue and assure  profitability levels in line with general market rates;  they also bear floating  guarantee on the Fixcel S.A. assets and guarantee from Splice.

THIS RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT ARE NOT STATEMENTS OF HISTORICAL
FACT,  INCLUDING  STATEMENTS  ABOUT THE BELIEFS  AND  EXPECTATIONS  OF THE  COMPANY'S  MANAGEMENT,  ARE
FORWARD-LOOKING  STATEMENTS.  THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS,"
"INTENDS,"  "PLANS,"  "PREDICTS,"  "PROJECTS"  AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY
THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE
ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S  CURRENT  EXPECTATIONS,
AND THE READER SHOULD NOT PLACE UNDUE  RELIANCE ON THESE  FORWARD-LOOKING  STATEMENTS.  FORWARD-LOOKING
STATEMENTS  SPEAK ONLY AS OF THE DATE THEY ARE MADE,  AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION
TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                        SIGNATURE

      Pursuant to the  requirements  of the  Securities  Exchange Act of 1934,  the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Centro Oeste Cellular Holding Company

Date: August 15, 2002                                       By:      /S/ MARIO CESAR PEREIRA DE ARAUJO
                                                              -----------------------------------------
                                                               Name:    Mario Cesar Pereira de Araujo
                                                               Title:   President